UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On November 28, 2024, Lixiang Education Holding Co., Ltd. (the “Company”) entered into a share subscription agreement with each of JONG TCHUN JIN, CHONG JUINN HUI, KON CHEE THONG, ONG SIN LEONG, MAH KEN TOH, VUN SIONG WEE, LAW KOK LEONG, RAYMOND WEE HIAN SEN, CHAI KUEH SIN, WONG SIONG YEE and SIAW TING LIANG (collectively, the “Purchase Agreements”), pursuant to which the Company agreed to issue and sell to such individual investors a total of 1,800,000,000 Class A ordinary shares with a par value of US$0.0001 each of the Company, in the aggregate consideration of US$34,200,000.

Additionally, the Company agreed to file a registration statement with the SEC covering the resale of the American depositary shares (“ADSs”) representing the Class A ordinary shares that will be issued to such investors under the Purchase Agreements.

After such registration statement is declared effective by the SEC and a final prospectus in connection therewith is filed and the other conditions set forth in the Purchase Agreements are satisfied, the Company will issue and sell the 1,800,000,000 Class A ordinary shares to be represented by ADSs to the investors.

The foregoing descriptions of the Purchase Agreements are qualified in their entirety by reference to the full text of the Purchase Agreements, a copy of the form of the Purchase Agreement is attached as Exhibit 99.1 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Biao Wei
Biao Wei
Director and Chief Executive Officer

Date: November 29, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Form of Share Subscription Agreement

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